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                             March 16, 2023

       Cong He
       Chief Financial Officer
       Tian   an Technology Group Ltd.
       Room 104, Building 1-B, No. 3500
       Xiupu Road, Pudong New Area, Shanghai, China

                                                        Re: Tian'an Technology
Group Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed March 1, 2023
                                                            File No. 333-267453

       Dear Cong He:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

       Amendment 3 to Form F-1 Filed on March 1, 2023

       Index to the Consolidated Financial Statements, page 51

   1. We have read your response to prior comment 5. Since this is an initial public offering of your common shares,
please include your December 31, 2022 financial statements
                                                        pursuant to Item 8.A.4
of Form 20-F or provide the appropriate representations in an exhibit to the filing
as required by Instruction 2 to Item 8.A.4 prior to effectiveness of your registration
statement.
 Cong He
FirstName  LastNameCong
Tian   an Technology  Group He
                          Ltd.
Comapany
March      NameTian   an Technology Group Ltd.
       16, 2023
March2 16, 2023 Page 2
Page
FirstName LastName
General

2. Please revise your disclosure to clarify whether or not you will be required to comply with the filing requirements or procedures set forth in the CSRC Trial Measures that will come into effect on March 31, 2023. If you are required, please also discuss the risks associated with non-compliance with the CSRC Trial Measures.
       You may contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing